UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-31410

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K)

SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, Florida 33634

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario	5519 West Idlewild Avenue Tampa, Florida 33634

The Restated Cott USA 401(k) Savings & Retirement Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

The Restated Cott USA 401(k) Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Restated Cott USA 401(k) Savings and Retirement Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 7, 2013

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value	$85,348,150	$71,922,599
Notes receivable from participants	4,759,625	4,763,009

	90,107,775	76,685,608

Liabilities
Excess contributions payable to participants	10,599	700

Net assets available for benefits at fair value	90,097,176	76,684,908

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contract (Note 2)	(242,330)	120,240

Net Assets Available for Benefits	$89,854,846	$76,805,148

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011

Additions to net assets attributed to
Participant contributions	$5,804,313	$4,507,992
Employer contributions	2,676,663	1,729,642
Rollover contributions and other deposits	833,260	413,088
Investment income	1,378,364	1,117,190
Other income	-	164,267
Interest income on notes receivable from participants	210,101	162,417
Net appreciation (depreciation) in fair value of investments	8,731,217	(4,249,284)

Total additions	19,633,918	3,845,312

Deductions from net assets attributed to
Benefits paid to participants	6,295,873	3,994,794
Administrative costs	288,347	287,895

Total deductions	6,584,220	4,282,689

Net increase (decrease) in net assets available for benefits before transfers	13,049,698	(437,377)

Transfers from other plans (Note 1)	-	35,196,694

Net increase in net assets available for benefits	13,049,698	34,759,317

Net Assets Available for Benefits
Beginning of year	76,805,148	42,045,831

End of year	$89,854,846	$76,805,148

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed 90 days of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective June 1, 2011, the Company merged the Cliffstar Corporation Profit Sharing and 401(k) Plan (“Cliffstar”) with and into the Plan. Total plan assets transferred in June of 2011 from the Cliffstar plan was $35,196,694.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions, fund transfers and participant loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Contributions

Participation in the Plan is voluntary. Active participants can contribute up to 50% of earnings, to a maximum of $17,000 for 2012 and $16,500 for 2011 to the Plan in the form of basic contributions. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company matched the employee contributions dollar for dollar on the first 1% of the participant’s earnings, and 50% of the next 5% of the participant’s earnings for the years ended December 31, 2012 and 2011. Investment in Cott Corporation Common Stock is optional for Plan participants. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company. There were no non-matching contributions for the years ended December 31, 2012 and 2011.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% for the first year based on eligibility date. A participant is 100% vested after 2 years of credited service.

Investment Options

The Plan provides participants with twenty-one diverse mutual funds, one common collective investment trust fund and Cott Corporation Common Stock fund, as investment options in which to invest their contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum of the lesser of $50,000, or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

purchase a primary residence, in which case the term of the loan shall not exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date of loan origination. Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed in several methods as elected by the participant or, when applicable, the participant’s beneficiary. The methods of distribution include single lump-sum payments; or provided the participant’s vested account exceeds $5,000, in periodic monthly, quarterly or annual installments; or in periodic partial-sum payments, in accordance with nondiscriminatory and objective standards and procedures consistently applied by the administrator; or to the extent the participant’s vested account is invested in employer securities, in a single payment in the form of whole shares of stock, with any fractional shares, and the cash and cash equivalent portions of the underlying unitized stock account, being distributed in cash.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Recently Issued Accounting Pronouncements

ASU No. 2011-04 – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 also changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. We adopted this standard update during the first quarter of 2012. The adoption of this standard update did not have a significant impact on the Plan’s financial statements.

In 2012, the FASB issued various ASU’s which are not expected to have an impact on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell our asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for further discussion.

As described in Accounting Standards Codification (“ASC”) No. 962-325-35 (“ASC 962”), “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a common collective investment trust. As required by ASC 962, the Statements of Net Assets Available for Benefits

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

present the fair value of the investment in the common collective investment trust as well as the adjustment of the investment in the common collective investment trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Therefore, the presentation of the December 31, 2012 and 2011 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant and employer contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

4.	Tax Status

Effective January 1, 2008, the Plan was amended to be an automatic enrollment 401(k) safe-harbor plan. The Internal Revenue Service has determined and informed the Company by a letter dated July 7, 2010, that the Plan, and the related trust, are designed in accordance with the applicable sections of the IRC and therefore, the Plan is qualified and the related trust is tax

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

exempt under the applicable sections of the IRC. The Plan has adopted amendments since receiving the determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.	Forfeitures

Forfeited nonvested amounts at December 31, 2012 and 2011 were $27,121 and $39,272, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $118,211 and $340,412 for the years ended December 31, 2012 and 2011, respectively.

6.	Common Collective Investment Trust

The New York Life Anchor Account II Fund (the “Anchor Fund”) offered to participants of the Plan is a common collective investment trust fund managed by NY Life. The Anchor Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. Income is accrued daily and reinvested in the fund. The accrual of income is reflected in each fund’s unit price which is priced daily and is not held constant.

The key factors that impact the crediting rate under the contract are the timing and magnitude of the cash flows in and out of the Anchor Fund as well as prevailing market rates on fixed income assets available for investment by the Anchor Fund. The interest crediting rate may be reset not more frequently than daily and not less frequently than quarterly. The interest crediting rate reflects the book yield on the Anchor Fund, adjusted to reflect amortization of any realized gains and losses. The minimum crediting rate is zero, as provided in the contract.

The annualized gross crediting rate under the contract was 2.37% and 3.17% as of December 31, 2012 and 2011, respectively. The annualized net crediting rate under the contract (i.e. the rate credited to participants in the Plan) was 1.73% and 2.67% as of December 31, 2012 and 2011, respectively.

The contract limits the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	Any substantive modification of the Plan that would have a potential adverse financial, legal or administrative impact on the obligations of the Anchor Fund to the Plan.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

•	Any transfer of assets from the Anchor Fund directly to a competing investment option.

•

Withdrawals due to events initiated by the Plan including, but not limited to, total or partial Plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings of all or part of the Company’s operations, bankruptcy or receivership.

The contract may be terminated by the contract holder at any time with 30 days written notice to NY Life. NY Life will pay a single amount equal to the Anchor Fund account balance as of the termination date projected for a two-year period at an interest rate equal to the effective annual rate applicable, as of the termination date, pursuant to the contract, and discounted back to the termination date at a rate equal to the greater of 1) the effective annual interest rate pursuant to the contract as of the termination date or 2) the yield quoted or estimated by Salomon Brothers Bond Market Roundup for New Issues – Industrials (long term) rated BBB as of the Friday preceding the termination date, or, if such yield is not quoted by Salomon Brothers, such other recognized independent public source of interest rates as NY Life may reasonably select.

7.	Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $175,135 and $43,611 for the years ended December 31, 2012 and 2011, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

The Plan’s investments include shares of Cott Corporation Common Stock and mutual funds managed by the trustee and therefore these transactions qualify as party-in-interest transactions. Shares of Cott Corporation Common Stock purchased by the Plan during 2012 and 2011 were 7,700 and 69,700, respectively. Shares of Cott Corporation Common Stock sold by the Plan during 2012 and 2011 were 25,850 and 250,470, respectively. Additionally, loans to participants qualify as party-in-interest transactions.

8.	Investments

The following table presents the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011:

	2012	2011
New York Life Anchor Acct II Fund	$12,555,983	$11,673,781
JP Morgan SmartRet 2015 Fund A	5,505,253	5,421,470
JP Morgan SmartRet 2020 Fund A	10,683,093	9,492,534
JP Morgan SmartRet 2025 Fund A	11,925,945	9,344,246
JP Morgan SmartRet 2030 Fund A	8,643,027	7,137,691
JP Morgan SmartRet 2035 Fund A	7,618,192	5,965,215
JP Morgan SmartRet 2040 Fund A	5,676,092	4,496,958

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Collective Investment Trust Fund	$122,272	$216,449
Common stocks	699,594	(1,198,577)
Mutual funds	7,909,351	(3,267,156)

	$8,731,217	$(4,249,284)

9.	Fair Value Measurements

ASC No. 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and as such are generally categorized as level 1.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end and as such are generally categorized as level 1.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

•

Common Collective Investment Trust fund: Value based on the fair value of the underlying investments (Refer to Note 2 “Investment Valuation and Income Recognition”) and as such is generally categorized as level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011. There have been no changes in methodologies used at December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$7,508,420	$-	$-	$7,508,420
International Equity	2,798,157	-	-	2,798,157
Fixed Income	2,881,243	-	-	2,881,243
Balanced	56,379,882	-	-	56,379,882
Money Market	117,681	-	-	117,681
Common Stock	2,864,454	-	-	2,864,454
Common Collective Investment Trust	-	12,798,313	-	12,798,313

Total assets at fair value	$72,549,837	$12,798,313	$-	$85,348,150

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$6,611,270	$-	$-	$6,611,270
International Equity	2,204,193	-	-	2,204,193
Fixed Income	2,283,958	-	-	2,283,958
Balanced	46,728,162	-	-	46,728,162
Money Market	73,347	-	-	73,347
Common Stock	2,347,888	-	-	2,347,888
Common Collective Investment Trust	-	11,673,781	-	11,673,781

Total assets at fair value	$60,248,818	$11,673,781	$-	$71,922,599

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500, which was prepared on a cash basis, as of December 31, 2012 and 2011:

		2012	2011
Net Assets Available for Benefits per the financial statements		$89,854,846	$76,805,148
Plus:	Current year excess contributions payable to participants	10,599	700
Less:	Adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contract *	-	(120,240)

Net Assets Available for Benefits per Form 5500		$89,865,445	$76,685,608

* The December 31, 2012 Form 5500 states the common collective investment trust fund at contract value.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

		2012	2011
Participant contributions per the financial statements		$5,804,313	$4,507,992
Less:	Additional prior year excess contributions payable to participants	(700)	(8,270)
Plus:	Current year excess contributions payable to participants per the financial statements	10,599	700
Plus:	Prior year participant contributions receivable	-	304,645

Participant contributions per Form 5500		$5,814,212	$4,805,067

Employer contributions per the financial statements		$2,676,663	$1,729,642
Plus:	Prior year employer contributions receivable	-	168,171

Employer contributions per Form 5500		$2,676,663	$1,897,813

The following is a reconciliation of net appreciation (depreciation) in fair value of investments per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

		2012	2011
Net appreciation (depreciation) in fair value of investments per the financial statements		$8,731,217	$(4,249,284)
Plus:	Prior year adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contract	120,240	99,105
Less:	Current year adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contract *	-	(120,240)

Net appreciation (depreciation) in fair value of investments per Form 5500		$8,851,457	$(4,270,419)

* The December 31, 2012 Form 5500 states the common collective investment trust fund at contract value.

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
*	New York Life Anchor Acct II Fund	Collective Investment Trust Fund	N/A	$12,555,983
	Columbia Strategic Fund A	Mutual Fund	N/A	1,670,056
	JP Morgan Core Bond Fund A	Mutual Fund	N/A	1,211,187
	JP Morgan SmartRet 2010 Fund A	Mutual Fund	N/A	2,174,324
	JP Morgan SmartRet 2015 Fund A	Mutual Fund	N/A	5,505,253
	JP Morgan SmartRet 2020 Fund A	Mutual Fund	N/A	10,683,093
	JP Morgan SmartRet 2025 Fund A	Mutual Fund	N/A	11,925,945
	JP Morgan SmartRet 2030 Fund A	Mutual Fund	N/A	8,643,027
	JP Morgan SmartRet 2035 Fund A	Mutual Fund	N/A	7,618,192
	JP Morgan SmartRet 2040 Fund A	Mutual Fund	N/A	5,676,092
	JP Morgan SmartRet 2045 Fund A	Mutual Fund	N/A	2,391,885
	JP Morgan SmartRet 2050 Fund A	Mutual Fund	N/A	1,383,838
	JP Morgan SmartRet Income A	Mutual Fund	N/A	378,235
	Columbia Large Cap Index Z	Mutual Fund	N/A	1,682,802
	RidgeWorth Midcap Value	Mutual Fund	N/A	813,596
	American Century Heritage A	Mutual Fund	N/A	901,852
	Pru Jennison Small Company A	Mutual Fund	N/A	747,706
	Invesco VK Small Cap Value A	Mutual Fund	N/A	1,224,564
	Mainstay ICAP Select Equity R1	Mutual Fund	N/A	949,213
	Large Cap Growth Fund	Mutual Fund	N/A	1,188,687
	American EuroPacific Growth R3	Mutual Fund	N/A	1,224,678
	Developing Markets Fund A	Mutual Fund	N/A	1,573,479
*	Cott Corporation Common Stock	Common Stock	N/A	2,864,454
	PIMCO Money Market Fund Admin	Money Market	N/A	117,681
*	Notes receivable from participants ***	Interest rates of 4.25% to 9.5%	N/A	4,759,625

				$89,865,445

*     Party-in-interest as defined by ERISA.

**   Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

***  Participant Loans have maturity dates ranging from 2013 to 2027.

See Report of Independent Registered Certified Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Restated Cott USA

401(k) Savings & Retirement

Plan

Date: June 7, 2013	By:	/s/ Michael Creamer
Michael Creamer Corporate Vice President, Human Resources Cott Corporation